August 14, 2012

Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C.  20549

Re:
Digital Power Corporation (File No. 001-12711)
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 3, 2012
Amendment No. 1 to the Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 25, 2012

Dear Mr. Cascio

Thank you for your letter dated July 31, 2012, covering the above mentioned filings. Please find our responses to your comments below. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

1. We note that throughout the discussion of your results of operations you attribute fluctuations to financial statement line items to “increases” or “decreases” in underlying sales and expenses. In future filings, please also include a discussion of the reasons the changes occurred.

Response: We typically discuss the principal reason causing the increase or decrease. A significant specific event or reason driving the increase is discussed in the explanation. For example, under revenues, we discuss the primary markets contributing to the changes in revenue as well as changes in the domestic and European operations. However, there were not significant specific causes that resulted in the changes, beyond the fluctuations in demand experienced in the commercial and military markets. In the future, any significant specific cause will be highlighted in the explanation for change.

Exhibit 32

2. We see that the certification required by Section 906 of the Sarbanes-Oxley Act of 2002 refers to the Form 10-K for the period ended December 31, 2010. Please amend your filing to include the entire filing, including Section 302 and 906 certifications that reference the Form 10-K for the fiscal year ended December 31, 2011.

Response: This was an inadvertent error and we will amend the filing as suggested.

Item 4. Controls and Procedures, page 18

Evaluation of Disclosure Controls and Procedures, page 18

3. We note your disclosure that your principal executive and financial officer believes your disclosure controls and procedures are effective “to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed summarized and reported within the time periods specified in the SEC rules and forms.” The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. In future filings, including any amendments to your Form 10-Q, please remove the superfluous language, or revise the disclosure so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two- sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Response: Your observation is noted. In our future filings, including any amendments to our Form 10-Q, we will modify the filing to state the following, if it is concluded that the controls are effective.

“We have established disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Our principal executive officer and principal financial officer, with the assistance of other members of the Company's management, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this quarterly report.  Based upon such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this quarterly report.”

Changes in Internal Control Over Financial Reporting, page 18

4. We note your disclosure that there were "no significant changes in our internal control over financial reporting." Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting that occurred during the your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise future filings, including any amendments to your Form 10-Q, to disclose any changes that meet the requirements of Item 308(c) of Regulation S-K.

Response: There were no changes in our internal control over financial reporting during the period of the report. In our future filings we will disclose the changes in our controls over financial reporting or expressly state that there were no changes in our internal controls over financial reporting/

Item 6. Exhibits, page 25

5. We see that the Form 10-Q/A filed on May 25, 2012 does not include the certifications required by Section 302 or 906 of the Sarbanes-Oxley Act of 2002. Please note that Section 302 and Section 906 certifications are required for any amendment to a periodic report which includes financial statements or other financial information. Accordingly, please file a full amendment of your Form 10-Q that includes the entire periodic report and currently dated Section 302 and 906 Certifications. Refer to Questions 161.01 and 161.08 of the Exchange Act Rules C&DI available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Response: Noted. We included the certifications in the exhibit index but inadvertently did not include the full certificate in the filing. We will file an amended Form 10-Q with the certificates.

In connection with the above responses, we acknowledge that:
·	we are responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information or have additional comments, please do not hesitate to contact me at 510-657-2635. Thank you for your attention to this matter.

Very truly yours,

/s/ Amos Kohn
Amos Kohn
President and Chief Executive Officer
Digital Power Corporation